FIGO Ventures, Inc.
3270 Electricity Drive
Windsor, ON Canada N8W 5JL

July 21, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  John Reynolds

Re:	FIGO Ventures, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 8, 2014 File No. 333-195306

Dear Mr. Reynolds:

I write on behalf of FIGO Ventures, Inc., (the “Company”) in response to Staff’s letter of July 17, 2014, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed July 8, 2014, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Selling Shareholders, page 10

1. We note your response to comment one from our letter dated June 25, 2014 and the revised disclosure, and we reissue the comment in part. As previously requested, please revise to provide clear disclosure of the increase in the price of the common stock since the issuance of the convertible debentures. Provide clear disclosure of the impact that price increase has had upon the value of those underlying shares and the potential profit to the selling shareholders.

In response to this comment, the Company provided a calculation for the high and low share prices to account for the impact those prices have on the value of the shares and profit to the selling shareholders since the Company’s initial registration statement on Form S-1 was filed.

Description of Securities, page 13

Convertible Securities, page 15

2. We note your response to comment two from our letter dated June 25, 2014. Please include your response in the prospectus.

In response to this comment, the Company included the response in the amended registration statement.

Description of Business, page 15

3. We note your response to comment three from our letter dated June 25, 2014. Please include your response in the prospectus.

In response to this comment, the Company included the response in the amended registration statement.

Financial Statements

Statements of Cash Flows, page F-20

4. We note you present $61,450 and $0 for proceeds from convertible promissory notes and proceeds from promissory notes, respectively, for the nine months ended April 30, 2014. We also note your balance sheet on page F-18 you present convertible promissory notes, original note amount of $45,000 and $17,387 for promissory notes as of April 30, 2014. Please explain the inconsistent presentations of these notes on the balance sheets and statement of cash flows and revise accordingly in your next amendment.

Total proceeds in the statement of cash flow of $61,450 consists of convertible promissory notes in the amount of $45,000 and promissory notes totaling $16,500, one of which that has a face value of $5,000 has a discount of $1,250. We have revised the statement of cash flow in the revised filing to present these amounts separately.

We also have revised the balance sheet to reflect convertible promissory notes payable and promissory note payable in the amounts of $15,779 and $16,763, respectively, net of disclosed discounts. The discount amount for the promise note as of April 30, 2014 is $937 after amortization of $313.

Notes to Financial Statements, page F-22

5. Please revise your footnote to provide, if true, an affirmative statement your interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

In response to this comment, this disclosure has been added to the revised statements in the updated filing.

Certain Relationships and Related Transactions, page 30

6. Please disclose the loan payable to a related party, as disclosed in the financial statements for the period ended April 30, 2014. Please provide the disclosure required by Item 404 of Regulation S-K for all related party transactions.

In response to this comment, the Company disclosed the $1,945 loan payable.

Sincerely,

Ania Wlodarkiewicz